POMM INC.

985 Citadel Drive Northeast, Suite A

Atlanta, GA 30324

Tel: 404-320-0985

March 14, 2016

Via E-mail

Caleb French

Department of Corporate Finance

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Re:	POMM Inc.

Offering Statement on Form 1-A

Filed January 27, 2016

File No. 024-10520

Dear Mr. French and Ms. Ravitz:

We are submitting this letter on behalf of POMM Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 23, 2016, relating to the Company`s Form 1-A filed with the Commission on January 27, 2016 (the “Form 1-A”). The amended Form 1-A (the “Form 1-A/A”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics. We have also enclosed with the copy of this letter that is being transmitted via electronic mail a copy of the Form 1-A/A, which has been marked to show changes from the Form 1-A. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Form 1-A to update other disclosures.

Comment 1: Part I, Item 2. Issuer Eligibility:

Tell us how you determined that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering pursuant to Rule 251 of the Securities Act of 1933. We note in this regard your disclosure on page 33 of your offering statement that “[a]ll of [y]our employees are based in Israel.” We also note that the address and phone number for your principal executive offices listed in Part I of your Form 1-A are the same as the address and phone number for your outside counsel. Finally, it appears that none of your officers or directors actually reside in the United States or Canada, and as such may not direct or coordinate your business from the United States or Canada. For guidance, please see Securities Act Rules Compliance and

Disclosure Interpretation 182.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response 1:

The Company, a Nevada corporation, has established its principal place of business within the United States, located at 985 Citadel Drive Northeast, Suite A, Atlanta, GA 30324, from which David Freidenberg, the Company’s CEO and Chief Operations Officer, and Abby Drue, the Company’s President, primarily direct, control and coordinate the Company`s business activities. The Form 1-A has been revised accordingly. See the cover page and pages 1, 2, 21, 34, 45 and 46.

Comment 2: Part II – Offering Circular, Offering Circular cover page:

Please do not alter the form of legends required to be included by Part II(a) of Form 1-A and also ensure that you have included all required legends and cover page information, including the disclosure format you are following. Please see Part II(a)(3) and (4) of Form 1-A and revise accordingly.

Response 2:

The required legends and cover page information, including the disclosure format have been added to the cover page. Part II of the Form 1-A has been revised accordingly.

Comment 3:

Given your disclosure that you are conducting a “best efforts” offering, please revise the table on this page to provide the information required by Item 1(e) of Part II of Form 1-A, which includes disclosure of the minimum amount of the offering.

Response 3:

The minimum amount of the offering is $498.80, which represents 1 Unit, equaling 40 shares of common stock of POMM Inc. The first paragraph on the cover page and the table have been revised and now include clarification regarding the minimum amount of the offering. Part II of the Form 1-A has been revised accordingly.

Comment 4: This Offering, page 2, Subscription Documents, page 3:

You may not require investors to, or imply that investors will, waive any rights they may have under the Federal securities laws. Please revise this disclosure and your subscription agreement as appropriate.

Response 4: The abovementioned disclosure has been deleted from the Subscription Documents section and the subscription agreement contains no such language. Page 3 of Part II of the Form 1-A has been revised accordingly.

Comment 5: Business, page 21:

We note your reference to your core product being “hacker-proof” and “totally safe from hackers.” Please describe to us how you tested your products to determine that your products possess these qualities. Your response should demonstrate how you used objective, empirical evidence to reach the conclusions about performance in the language quoted above. Additionally, please reconcile the use of such language with the risk factors you disclose on pages 10 and 11. This comment applies to your use of similar language throughout the offering statement, such as “failsafe” on page 25 and “almost limitless storage volumes” and “totally secure” on page 29.

Response 5: The Form 1-A has been revised by removing certain terms such as “hacker-proof,” “totally,” “failsafe,” etc. and now more accurately reflects the Company’s belief that its products will protect users’ personal data and privacy. The product is not a part of the phone and, thus, not connected to a network that might provide access to hackers. Moreover, multiple biometric sensors have been incorporated into the product, which provides an additional level of security. The language of the Form 1-A/A as revised is consistent with the risk factors the Company disclosed on pages 10 and 11 of the Form 1-A/A.

Comment 6: Management’s Discussion and Analysis of Financial Condition and Results of Operations, Funding Requirements, page 43:

Refer to the last paragraph in this section. Please reconcile your statement that you believe the proceeds from this offering will fund your operations “until the end of 2018” with your disclosure on page 42 indicating that the proceeds will fund your operations “through 2016.”

Response 6: The Company believes that the proceeds from the offering will fund its operations until the end of 2018 and, therefore, page 42 has been revised accordingly. Pages 42 and 43 of Part II of the Form 1-A have been revised accordingly.

Comment 7: Signatures

Please do not alter the form of text required on the Form 1-A Signatures section. For example, we note that you do not certify that you have reasonable grounds to believe you meet all requirements for filing on Form 1-A. Also, please reconcile the names of the directors who signed the offering statement with the names of your directors as disclosed on page 52.

Response 7: The Signatures section on the Form 1-A has been revised in accordance with the General Instructions for Form 1-A relating to signatures, and includes all the directors.

The Company hereby acknowledges that:

(i)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Freidenberg at: (917) 300-0651 or Sunny Barkats, of JSBarkats PLLC at (646) 502-7001, if you have any questions regarding the responses contained herein.

Sincerely,

/s/ David Freidenberg
David Freidenberg
Chief Executive Officer
985 Citadel Drive Northeast
Suite A, Atlanta, GA 30324

Cc:	Sunny J. Barkats

Gila Fish

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